Columbia Pipeline Group, Inc.

5151 San Felipe Street, Suite 2500

Houston, Texas 77056

May 22, 2015

VIA EDGAR

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	Columbia Pipeline Group, Inc.

Amendment No. 3 to Registration Statement on Form 10

Filed May 8, 2015

File No. 001-36838

Dear Ms. Ransom:

On behalf of Columbia Pipeline Group, Inc. (the “Company”), I am submitting this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter dated May 19, 2015 (the “Comment Letter”) with respect to the Company’s Amendment No. 3 to Registration Statement on Form 10 filed on May 8, 2015, which amended the Registration Statement on Form 10 originally filed on February 6, 2015 (the “Form 10”). The Company is concurrently filing Amendment No. 4 to the Form 10, which incorporates the revisions discussed below and a revised information statement attached as Exhibit 99.1 (the “Information Statement”).

For your convenience, set forth below in italics are each of the comments in the Comment Letter, followed by the Company’s response to that comment, including, where applicable, a cross-reference to the location of the changes made in response to the Staff’s comment. All page numbers refer to the page numbers in the revised Information Statement included in Amendment No. 4 to the Form 10. References in this letter to “we,” “our” or “us” mean the Company, and capitalized terms used, but not defined, in our letter have the meanings given to such terms in Amendment No. 4 to the Form 10.

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

May 22, 2015

Exhibit 99.1

Financial Statements for the Three Months Ended March 31, 2015

Condensed Statements of Consolidated Equity (Unaudited), page F-15

1.	Please revise footnote (1) to your equity statement to better explain why selling an additional interest in Columbia OpCo to the MLP resulted in an increase to the amount of equity attributable to NiSource and a decrease to the amount of equity attributable to the noncontrolling interest.

Response:

In response to the Staff’s comment, we have revised footnote (1) to our equity statement on page F-15 to better explain why selling an additional interest in Columbia OpCo to the MLP resulted in an increase to the amount of equity attributable to NiSource and a decrease to the amount of equity attributable to the noncontrolling interest.

Note 4. Transactions with Affiliates, page F-18

2.	You indicate on page F-19 under the heading “Short-term Borrowings” that the subsidiaries of CPG are in a net borrower position of the money pool as of March 31, 2015. Please reconcile this statement to the fact that your consolidated financial statements reflect a receivable from the money pool that greatly exceeds your outstanding borrowings from the money pool.

Response:

In response to the Staff’s comment, we have revised the statement on page F-19 to indicate that not all of the subsidiaries of CPG are in a net borrower position in the NiSource money pool. For further clarification we have also added the amount of those borrowings for each period presented for those subsidiaries in a net borrower position.

3.

We note the discussion of CPG’s revolving credit agreement on page F-19 and the discussion of the MLP’s revolving credit facility in Note 5. We also note your disclosure that both revolving credit agreements include an exception to the limitation on restricted payments for distributions of available cash, as permitted by their organizational documents. Please explain to us how you considered the applicability of Rule 4-08(e) of

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

May 22, 2015

Regulation S-X and of Schedule I. As part of your response, please explain to us in more detail the limitations on payments of dividends and distributions and the exceptions to those limitations.

Response:

In response to the Staff’s comment, we note Rule 4-08(e)(1) requires the disclosure of the most significant restrictions on the payment of dividends by a registrant and the amount of retained earnings or net income restricted or free of restrictions. However, we note that our revolving credit agreements do not contain covenants that limit or restrict the payment of dividends by CPG or any of its restricted subsidiaries, except in the case where there has been an event of default (as defined in the revolving credit agreements). Also, neither CPG nor any of its restricted subsidiaries has any restrictions on its ability to make distributions under its organizational documents. Under the MLP’s partnership agreement, the general partner is permitted to adopt a cash distribution policy and permitted to declare distributions at its discretion. Accordingly, the general partner has adopted a policy that the MLP will make quarterly cash distributions in amounts equal to at least the minimum quarterly distribution of $0.1675 on each common and subordinated unit. Any distribution of cash by the MLP is subject to the discretion of the general partner in determining the amount of cash that is available for distribution by the MLP. In making such determination, the general partner may reserve cash for the prudent conduct of the MLP’s business. The board of CPG may similarly determine whether to declare dividends at CPG. We have revised the discussion of CPG’s revolving credit agreement on page F-9 and the discussion of the MLP’s revolving credit agreement in Note 5 on page F-20 to clarify that restrictions on distributions under the credit agreements only apply if there has been an event of default (as defined in the revolving credit agreements) and state the amount of restricted net assets for CPG and its restricted subsidiaries. CPG further considered Rule 5-04 and given there are no restricted net assets under the provisions of the credit agreements or any other agreements, parent-only financial statements are not necessary.

Financial Statements for the Year Ended December 31, 2014

Note 1. Nature of Operations and Summary of Significant Accounting Policies, page F-35

4.

We note your revision at the top of page F-36 to indicate that any material subsequent events that occurred through May 8, 2015 have been properly recognized or disclosed in the financial statements. Please reconcile your inclusion of events through May 8, 2015 within this audited footnote to the audit opinion date of March 13, 2015. Please have your auditors dual-date their audit opinion to encompass this subsequent events

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

May 22, 2015

disclosure, move this subsequent events disclosure to a separate footnote that is clearly labeled as unaudited, or revise this subsequent events disclosure to match the existing date of the audit opinion and solely describe any consideration of subsequent events that occurred after March 13, 2015 within your unaudited interim financial statements.

Response:

In response to the Staff’s comment, we have revised the subsequent events disclosure to match the existing date of the audit opinion on page F-28 and described the consideration of subsequent events that occurred after March 13, 2015 within our unaudited interim financial statements on page F-10.

* * * * *

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

May 22, 2015

Finally, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, please contact the undersigned at (614) 460-6499 or spsmith@nisource.com.

Sincerely,

/s/ Stephen P. Smith
Stephen P. Smith
President